UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)
                             -----------------------

                           PROBUSINESS SERVICES, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                    742674104
                                 (CUSIP Number)

                               ------------------

                                 MATTHEW NIMETZ
                    C/O GENERAL ATLANTIC SERVICE CORPORATION
                                3 PICKWICK PLAZA
                          GREENWICH, CONNECTICUT 06830
                            TEL. NO.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                 AUGUST 1, 2000
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box.|_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
================================================================================

------------------------                               -------------------------
742674104                                              PAGE  2  OF 17   PAGES
------------------------                               -------------------------
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   General Atlantic Partners, LLC
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [X]
                                                                      (b)  [_]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                   OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER

          NUMBER OF                       -0-
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        4,306,274
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER

                                          -0-
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER

                                          4,306,274
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,306,274
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                           [_]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   17.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

                   OO
--------------------------------------------------------------------------------

------------------------                               -------------------------
742674104                                              PAGE  3  OF 17   PAGES
------------------------                               -------------------------
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   General Atlantic Partners 39, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [X]
                                                                      (b)  [_]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                   OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER

          NUMBER OF                       -0-
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        4,306,274
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER

                                          -0-
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER

                                          4,306,274
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,306,274
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                           [_]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   17.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

                   PN
--------------------------------------------------------------------------------

------------------------                               -------------------------
742674104                                              PAGE  4  OF 17   PAGES
------------------------                               -------------------------
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   General Atlantic Partners 59, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [X]
                                                                      (b)  [_]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                   OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER

          NUMBER OF                       -0-
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        4,306,274
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER

                                          -0-
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER

                                          4,306,274
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,306,274
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                           [_]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   17.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

                   PN
--------------------------------------------------------------------------------

------------------------                               -------------------------
742674104                                              PAGE  5  OF 17   PAGES
------------------------                               -------------------------
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   General Atlantic Partners 70, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [X]
                                                                      (b)  [_]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                   OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER

          NUMBER OF                       -0-
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        4,306,274
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER

                                          -0-
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER

                                          4,306,274
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,306,274
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                           [_]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   17.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

                   PN
--------------------------------------------------------------------------------

------------------------                               -------------------------
742674104                                              PAGE  6  OF 17   PAGES
------------------------                               -------------------------
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   GAP Coinvestment Partners, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [X]
                                                                      (b)  [_]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                   OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   New York
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER

          NUMBER OF                       -0-
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        4,306,274
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER

                                          -0-
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER

                                          4,306,274
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,306,274
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                           [_]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   17.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

                   PN
--------------------------------------------------------------------------------

------------------------                               -------------------------
742674104                                              PAGE  7  OF 17   PAGES
------------------------                               -------------------------
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   GAP Coinvestment Partners II, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [X]
                                                                      (b)  [_]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                   OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER

          NUMBER OF                       -0-
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        4,306,274
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER

                                          -0-
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER

                                          4,306,274
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,306,274
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                           [_]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   17.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

                   PN
--------------------------------------------------------------------------------

------------------------                               -------------------------
742674104                                              PAGE  8  OF 17   PAGES
------------------------                               -------------------------
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   GapStar, LLC
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [X]
                                                                      (b)  [_]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                   OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER

          NUMBER OF                       -0-
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        4,306,274
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER

                                          -0-
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER

                                          4,306,274
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,306,274
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                           [_]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   17.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

                   OO
--------------------------------------------------------------------------------

------------------------                               -------------------------
742674104                                              PAGE  9  OF 17   PAGES
------------------------                               -------------------------

         Item 1.  SECURITY AND ISSUER.

                  This Amendment No. 1 ("Amendment No. 1) to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D, dated as of December 23, 1999 (the "Original 13D") with respect to the shares of Common Stock, par value $.001 per share (the "Common Stock") of ProBusiness Services, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 4125 Hopyard Road, Pleasanton, CA 94588.

                  Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Original 13D.

         Item 2.  IDENTITY AND BACKGROUND.

                  Item 2 is hereby amended and restated in its entirety as follows: This statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. The members of the group are General Atlantic Partners, LLC, a Delaware limited liability company ("GAP"), General Atlantic Partners 39, L.P., a Delaware limited partnership ("GAP 39"), General Atlantic Partners 59, L.P., a Delaware limited partnership ("GAP 59"), General Atlantic Partners 70, L.P., a Delaware limited partnership ("GAP 70"), GAP Coinvestment Partners, L.P., a New York limited partnership ("GAPCO"), GAP Coinvestment Partners II, L.P., a Delaware limited partnership ("GAPCO II") and GapStar, LLC, a Delaware limited liability company ("GapStar" and, collectively with GAP, GAP 39,

------------------------                               -------------------------
742674104                                              PAGE  10 OF 17   PAGES
------------------------                               -------------------------


GAP 59, GAP 70, GAPCO and GAPCO II, the "Reporting Persons"), all of which are located at 3 Pickwick Plaza, Greenwich, Connecticut 06830. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes. The general partner of GAP 39, GAP 59 and GAP 70 is GAP. GAP is also the Managing Member of GapStar. The managing members of GAP are Steven A. Denning, Peter L. Bloom, David C. Hodgson, William O. Grabe, William E. Ford, Clifton S. Robbins, Matthew Nimetz, Franchon M. Smithson, Mark Dzialga, Rene M. Kern, and John Wong (collectively, the "GAP Managing Members"). David Hodgson is a director of the Company. The GAP Managing Members are also the general partners of GAPCO and GAPCO II. The business address of each of the GAP Managing Members is 3 Pickwick Plaza, Greenwich, Connecticut 06830, and the present principal occupation or employment of each of the GAP Managing Members is as a managing member of GAP. Each of the GAP Managing Members, other than Messrs. Kern and Wong, is a citizen of the United States. Mr. Kern is a citizen of Germany and Mr. Wong is a citizen of Singapore.

                  None of the Reporting Persons and none of the above individuals has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such Reporting Person or individual being subject to a judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

------------------------                               -------------------------
742674104                                              PAGE  11 OF 17   PAGES
------------------------                               -------------------------


         Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Item 3 is hereby amended and supplemented by the addition of the following:

                  This Amendment No. 1 is being filed as a result of GAP 70, GAPCO II and GapStar entering into a Stock Purchase Agreement, dated as of August 1, 2000 (the "Agreement"), with the Company pursuant to which GAP 70, GAPCO II and GapStar agreed to purchase from the Company 1,132,075 shares of the Company's 6.9% Senior Convertible Preferred Stock, par value $.001 per share (the "Preferred Stock"). The shares of Preferred Stock are currently convertible into the Company's Common Stock on a one-for-one basis. The Agreement provided for a per share purchase price of $26.50, resulting in an aggregate purchase price of $29,999,987.50. See Item 6 below for a more complete description of the Agreement.

                  The source of the funds was contributions from the partners of GAPCO II and GAP 70 and advances under an existing credit facility for GapStar.

         Item 4.  PURPOSE OF TRANSACTION.

                  Item 4 is hereby amended and restated in its entirety as follows:

                  The Reporting Persons acquired the shares of Preferred Stock for investment purposes and the Reporting Persons hold the shares of Common Stock and Preferred Stock, as the case may be, for investment purposes. From time to time the Reporting Persons may acquire additional shares of Common Stock, convert shares of Preferred Stock into shares of Common Stock or dispose of some or all of the shares of

------------------------                               -------------------------
742674104                                              PAGE  12 OF 17   PAGES
------------------------                               -------------------------


Preferred Stock or Common Stock owned by them. None of the Reporting Persons has any other plans which relate to or would result in any of the items listed in paragraphs (a) through (j) of Item 4.

         Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is hereby amended and restated in its entirety as follows:

                  (a) As of the date hereof, GAP, GAP 39, GAP 59 and GAPCO each owns of record no shares of Common Stock, 1,851,009 shares of Common Stock, no shares of Common Stock and 323,190 shares of Common Stock, respectively, or 0.0%, 7.5%, 0.0% and 1.3%, respectively, of the Company's issued and outstanding shares of Common Stock. In addition, as of the date hereof, GAP 70 owns 915,515 shares of Preferred Stock convertible into 915,515 shares of Common Stock, GAPCO II owns 145,805 shares of Preferred Stock convertible into 145,805 shares of Common Stock and GapStar owns 70,755 shares of Preferred Stock convertible into 70,755 shares of Common Stock, respectively, or 3.7%, 0.1% and 0.0%, respectively, of the Company's issued and outstanding Common Stock.

                  By virtue of the fact that (i) the Reporting Persons beneficially own 50% of the membership interests of InterPro Holdings and may designate 50% of the managers of the Board of Managers of InterPro Holdings and
(ii) the GAP Managing Members are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO, GAPCO II and GapStar, and that GAP is the general partner of GAP 39, GAP 59 and GAP 70, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock owned by each of the Reporting Persons

------------------------                               -------------------------
742674104                                              PAGE  13 OF 17   PAGES
------------------------                               -------------------------


and InterPro Holdings. Accordingly, as of August 1, 2000, each of the Reporting Persons may be deemed to own beneficially an aggregate of 4,306,274 shares of Common Stock or 17.4% of the Company's issued and outstanding shares of Common Stock.

                  (b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 4,306,274 shares of Common Stock that may be deemed to be owned beneficially by each of them.

                  (c) Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph
(a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

                  (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

                  (e) Not Applicable.

         Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE SECURITIES OF THE ISSUER.

                  Item 6 is hereby amended and supplemented by the addition of the following:

                  As noted above, the GAP Managing Members are the partners authorized and empowered to vote and dispose of the securities held by GAPCO, GAPCO II and GapStar, and GAP is the partner authorized and empowered to vote the dispose of the securities held by GAP 39, GAP 59 and GAP 70. Accordingly, GAP and the GAP Managing

------------------------                               -------------------------
742674104                                              PAGE  14 OF 17   PAGES
------------------------                               -------------------------


Members may, from time to time, consult among themselves and coordinate the voting and disposition of the Company's shares of Common Stock as well as such other action taken on behalf of the Reporting Persons with respect to the Company's shares of Common Stock as they deem to be in the collective interest of the Reporting Persons.

                  On August 1, 2000, GAP 70, GAPCO II and GapStar entered into the Agreement pursuant to which the Company issued and sold to GAP 70, GAPCO II and GapStar an aggregate of 1,132,075 shares of its Preferred Stock, having rights, privileges and preferences as set forth in the Certificate of the Powers, Designations, Preferences and Rights filed with the State of Delaware (the "Certificate"). Each share of Preferred Stock is convertible at any time at the option of the holder or, subject to certain terms and conditions, at the option of the Company, into one share of Common Stock, subject to certain adjustments. The price per share for the Preferred Stock was $26.50 resulting in an aggregate purchase price of $29,999,987.50.

                  In connection with the closing under the Agreement, the Company, GAP 39, GAP 70, GAPCO, GAPCO II and GapStar entered into an Amendment to the Amended and Restated Registration Rights Agreement, dated as of August 1, 2000 (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the Company has agreed to use its reasonably commercial best efforts, as soon as practicable following the conversion of the Preferred Stock into shares of Common Stock (the "Conversion Stock"), to register for sale pursuant to a shelf registration statement filed under

------------------------                               -------------------------
742674104                                              PAGE  15 OF 17   PAGES
------------------------                               -------------------------


the Securities Act of 1933, as amended, the Conversion Stock acquired by GAP 70, GAPCO II and GapStar, at the expense of the Company.

                  The foregoing summaries of the Agreement, the Registration Rights Agreement and the Certificate are qualified in their entirety by reference to Exhibits 2, 3 and 4 which are incorporated herein by reference.

         Item 7.  MATERIALS TO BE FILED AS EXHIBITS.

                  Exhibit 1: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

                  Exhibit 2: Stock Purchase Agreement, dated August 1, 2000, among the Company, GAPCO II, GAP 70 and GapStar.

                  Exhibit 3: Certificate of Powers, Designations, Preferences and Rights of the Preferred Stock.

                  Exhibit 4: Amendment to Amended and Restated Registration Rights Agreement, dated August 1, 2000, among the Company and the Reporting Persons.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of August 3, 2000.


                                   GENERAL ATLANTIC PARTNERS, LLC


                                   By:  /s/ Thomas J. Murphy
                                        -------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-In-Fact

------------------------                               -------------------------
742674104                                              PAGE  16 OF 17   PAGES
------------------------                               -------------------------


                                   GENERAL ATLANTIC PARTNERS 39, L.P.

                                   By:  General Atlantic Partners, LLC,
                                        Its General Partner


                                   By:  /s/ Thomas J. Murphy
                                        -------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-In-Fact


                                   GENERAL ATLANTIC PARTNERS 59, L.P.

                                   By:  General Atlantic Partners, LLC,
                                        Its General Partner


                                   By:  /s/ Thomas J. Murphy
                                        -------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-In-Fact


                                   GENERAL ATLANTIC PARTNERS 70, L.P.

                                   By:  General Atlantic Partners, LLC,
                                        Its General Partner


                                   By:  /s/ Thomas J. Murphy
                                        -------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-In-Fact


                                   GAP COINVESTMENT PARTNERS, L.P.


                                   By:  /s/ Thomas J. Murphy
                                        -------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-In-Fact

------------------------                               -------------------------
742674104                                              PAGE  16 OF 17   PAGES
------------------------                               -------------------------


                                   GAP COINVESTMENT PARTNERS II, L.P.


                                   By:  /s/ Thomas J. Murphy
                                        -------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-In-Fact


                                   GAPSTAR, LLC


                                   By:  General Atlantic Partners, LLC,
                                        Its General Partner


                                   By:  /s/ Thomas J. Murphy
                                        -------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-In-Fact